Caledonia Mining Corporation

(TSX: CAL, OTCQX: CALVD, AIM: CMCL)

Q1 2013 Results and Confirmation of Annual General Meeting Date

May 13, 2013: Caledonia Mining Corporation (“Caledonia” or the “Company”) is pleased to announce its operating and financial results for the first quarter 2013 (“Q1” or the “Quarter”). All results are reported in Canadian dollars unless otherwise indicated. Caledonia owns 49% of the Blanket Mine in Zimbabwe. Operational and financial information set out below is on a 100% basis unless indicated otherwise.

Operating Highlights – Blanket Mine, Zimbabwe

•	Gold produced in Q1 was 10,472 ounces (Q4 2012 11,821 ounces; Q1 2012 9,164 ounces) and was ahead of the planned target.
o	Gold production in the Quarter was restrained by the short accounting period for the Quarter which had only 84 working days up to cut-off on 26th March (due to the early incidence of Easter).
•	Gold production for the second quarter has started well: production in April 2013 was approximately 4,385 ounces. Management believes that Blanket is on course to deliver its targeted production of 40,000 ounces for 2013.
•	Blanket’s cash operating cost per ounce of gold produced in the Quarter increased to US$669 from US$605 in the preceding quarter.
o	The overall cash cost of production in the Quarter fell to U$$7.0 million compared to US$7.2 million the preceding quarter but the cash cost per ounce of gold produced increased due to the lower gold production during the Quarter.

Financial Highlights

•	Gold sales during the Quarter were 11,964 ounces at an average sales price of $1,601 per ounce of gold.
•	Gross Profit (i.e. after depreciation and amortization but before administrative expenses) was $9.0 million (Q4 2012, $9.3 million; Q1 2012, $9.0 million).
•	Net profit after tax for the Quarter attributable to Caledonia shareholders was $4.6 million (Q4 2012, $3.4 million; Q1 2012, $7.1 million).
o	Net profit for the Quarter was after non-recurring tax charges totalling approximately $2 million.
•	Basic earnings per share for the Quarter were 0.9 cents per share, (Q4 2012, 0.6 cents; Q1 2012, 1.4 cents). The earnings per share numbers do not reflect the share consolidation which took place after the end of the Quarter.
•	At March 31, 2013 Caledonia had cash and cash equivalents of $25.2 million (December 31, 2012 $27.9 million; March 31, 2012 $16. 3 million).
o	The reduction in net cash was due to the payment by Caledonia of its initial dividend of $2.5 million, working capital movements, high tax payments and capital investment.

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Exploration Highlights

•      The deep level exploration drilling at the Blanket Mine below 750m Level has commenced. The first exploration hole into the Blanket Ore Body was completed and intersected mineralisation with a grade of 3.57g/t over 4.70m at a depth of 940 meters. A second hole is now in progress. An additional drilling machine is being refurbished and will be commissioned shortly.

•      Blanket has appointed four new exploration geologists to increase the capacity of its exploration team.

•      Exploration at Blanket’s satellite projects has continued.

o	At the GG Project the shaft sinking has reached a depth of 100m below surface. Diamond drilling on the 60m level continued in the Quarter and of the five holes drilled so far, four have intersected mineralisation. Further drilling and tunnel development is in progress to allow for a better understanding of the geometry of the identified zones. A total of 3,000m of diamond drilling is planned during 2013.
o	At Mascot, underground development towards the North Parallel Zone appears to be entering the identified mineralised zone. Further development work will continue once the rock handling systems have been installed to allow payable development material to be hoisted to surface. Development towards the South Zone also continues. If the gold grades of the exposed mineralised zones prove to be economic, ore from Mascot would be delivered to the main Blanket plant from late 2013.

•      At the Nama Copper Project further diamond drilling is being carried out on additional zones of mineralisation that have been identified to the immediate west and south of the mineralised zone that could extend the copper resource at depth and define an additional zone of copper enrichment near surface.

•	Caledonia’s OTCQX ticker changed temporarily from CALVF to CALVD following the implementation of the share consolidation on 12 April 2013. It is anticipated that the ticker will revert to CALVF shortly.

Commenting on the 2013 Q1 results, Stefan Hayden, Caledonia President and Chief Executive Officer said: “The first Quarter of 2013 represented a further quarter of solid performance; with the daily production rate ahead of expectations and a resulting Gross Profit of $9.0 million. The increase in cost per ounce was largely due to lower production, which means that Blanket’s fixed costs were spread over fewer ounces of gold. As production increases from 2014 onwards, I expect that our average cost per ounce of gold produced should reduce somewhat.

Supported by the Company’s strong cash position, development and exploration activity at Blanket continues at pace and we are moving towards achieving our targeted increase in production. Production is expected to increase to approximately 48,000 ounces in 2014 with further increases to the target of 76,000 ounces of gold from 2016 onwards.

Exploration at Blanket’s satellite projects also continues and we are encouraged by the results evaluated so far. Exploration work at GG continues to identify mineralisation and by the end of 2013 we hope to start transporting stockpiled ore from Mascot to Blanket for processing.

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As a low-cost producer with a robust balance sheet, Caledonia is well-positioned to continue to implement its growth strategy, notwithstanding the current volatility in the gold price.”

The full Report & Accounts, including the Management Discussion and Analysis for the quarter ended 31 March, 2013 are available from the Company's website www.caledoniamining.com and from SEDAR.

Annual General Meeting

The Notice of Annual Meeting, Management Information Circular, Proxy Form, Voting Instruction Form and the Annual Report to Shareholders have been mailed to the registered shareholders of the Company. Shareholders of record on April 19, 2013 will be entitled to receive notice of the meeting and to vote at the Annual Meeting. These documents are also available on the Company's website at www.caledoniamining.com. The Annual Meeting will be held at the office of the Company’s Toronto Solicitors (Borden Ladner Gervais LLP) 44th Floor, Scotia Plaza, 40 King Street West, Toronto, Ontario, on Friday, May 31, 2013 commencing at 10:00 a.m.

Caledonia Mining Corporation Mark Learmonth Tel: +27 11 447 2499 marklearmonth@caledoniamining.com	Numis John Prior/Jamie Loughborough/ James Black Tel: +44 20 7260 1000

Newgate Threadneedle Beth Harris / Adam Lloyd Tel: +44 20 7653 9850	WH Ireland Adrian Hadden/Nick Field Tel: +44 20 7220 1751

CHF Investor Relations Jeremy Hill Tel : +1 416 868 1079 x 238 jeremy@chfir.com

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Condensed Consolidated Statement of Comprehensive Income (unaudited) (in thousands of Canadian dollars except per share amounts)
	Three months ended March 31
	2013 $	2012 $
Revenue	19,218	17,503
Royalty	(1,349)	(1,227)
Production costs	(8,019)	(6,444)
Depreciation	(803)	(836)
Gross profit	9,047	8,996
Administrative Expenses	(1,175)	(801)
Foreign exchange loss	-	(18)
Results from operating activities	7,872	8,177
Net finance income/(expense)	(64)	(46)
Profit before income tax	7,808	8,131
Income Tax expense	(2,278)	(1,020)
Profit for the period	5,530	7,111
Loss on foreign currency translation	827	(815)
Total comprehensive income for the period	6,357	6,296

Earnings per share (cents)
Basic	0.9	1.4
Diluted	0.9	1.4

Weighted average number of common shares outstanding (thousands) at March 31
Basic	516,419	500,169
Diluted	520,945	542,709

Condensed Consolidated statements of Financial Position (unaudited)
(In thousands of Canadian dollars)	As at	March 31,	December 31,
		2013	2012
		$	$
Total non-current assets		37,950	36,533
Inventories		4,893	5,508
Prepayments		146	126
Trade and other receivables		5,206	1,718
Cash and cash equivalents		25,189	27,942
Total assets		73,384	71,827
Total non-current liabilities		6,953	6,928
Trade and other payables		5,456	5,775
Zimbabwe advance dividend accrual		1,018	1,987
Income taxes payable		633	1,518
Total liabilities		14,060	16,208
Capital and reserves		59,324	55,619
Total equity and liabilities		73,384	71,827

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Condensed Consolidated Statement of Cash Flows (unaudited) (In thousands of Canadian dollars)
For the 3 months ended March 31
2013	2012
$	$
Cash flows from operating activities
Profit for the period	5,530	7,111
Adjustments to reconcile net cash from operations	3,117	1,535
Changes in non-cash working capital	(3,212)	405
Tax paid	(3,163)	(875)
Net finance income/(expense)	(64)	(46)
Net cash from operating activities	2,208	8,130

Cash flows from investing activities
Property, plant and equipment additions	(1,340)	(1,098)

Cash flows from financing activities
Bank overdraft increase/(decrease)	-	(430)
Dividend paid	(2,834)	-
Advance dividend paid	(969)	-
Proceeds from the exercise of options	182
Net cash used in financing activities	(3,371)	(430)
Net increase/(decrease) in cash and cash equivalents	(2,753)	6,602
Cash and cash equivalents at the beginning of the period	27,942	9,686
Cash and cash equivalents at the end of the period	25,189	16,288

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